                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                          For the month of March, 2010

                                   TEFRON LTD.
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial translation of the Company's immediate report submitted to the Israel Securities
Authority relating to the signing of an agreement with its bank lenders.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TEFRON LTD.
                                        (Registrant)

                                        By: /s/ Eran rotem
                                        ------------------
                                        Eran Rotem
                                        Chief Financial Officer

                                        By: /s/ Hanoch zlotnik
                                        ---------------------
                                        Hanoch Zlotnik
                                        Treasurer

Date: March 3, 2010

                            [UNOFFICIAL TRANSLATION]

                                   TEFRON LTD.
                                 ("THE COMPANY")

                                                                    3 MARCH 2010

                    RE: SIGNATURE OF AGREEMENT WITH THE BANKS

Further to the Company's report dated 6 January 2010 regarding the signature of the memorandum of understanding (hereinafter: "THE MEMORANDUM OF UNDERSTANDING")
between the Company and the three banks with which the Company is bound by financing agreements, Bank Leumi L'Israel Ltd., Israel Discount Bank Ltd. and
Bank HaPoalim Ltd. (hereinafter: "THE BANKS" and "THE AGREEMENT", RESPECTIVELY), the Company hereby gives notice of the signature of a final agreement between the Company, Hi-Tex Founded by Tefron Ltd. and Macro Clothing Ltd. (hereinafter together: "THE COMPANIES") and the Banks, including regarding the re-organization of the credit which the Banks made available to the Companies.

Below is a summary of the main points of the provisions of the agreement:

1. LOAN A

     Subject to the signature of documents in the standard form at any bank, the
     Banks shall provide the Companies with a loan, in accordance with the conditions specified below (hereinafter: "LOAN A").

     1.1  The capital of Loan A shall be in the total amount of 15,000,000
          (fifteen million) United States dollars and shall be provided by the
          Banks according to the following distribution: (a) Bank Leumi L'Israel
          Ltd. - 51.3% (fifty one point three percent); (b) Bank HaPoalim Ltd. -
          23.8% (twenty three point eight percent); (c) Israel Discount Bank
          Ltd. 24.9% (twenty four point nine percent) (the above distribution between the Banks shall hereinafter be called: "THE DETERMINING
          RATIO").

          Loan A shall carry annual interest at the rate to be agreed upon between the Companies and each one of the Banks. The interest on Loan
          A shall be paid by the Companies in forty (40) continuous quarterly installments with effect from the end of three (3) months from the date of providing Loan A in respect of the unpaid balance of the Loan
          A capital, as it stands at any date of payment.

     1.2  Loan A is for a period of 120 months, with the Loan A capital being paid in 4 installments until the date of final and full repayment of the loans, on such dates and in such sums as follows:

          1.2.1 Three equal capital payments in the sum of 1,250,000 (one million and two hundred and fifty thousand) United States
               dollars, each, out of the Loan A capital, shall be repaid at the end of each of the seventh, eighth and ninth years after the date of providing Loan A, pro rata between the Banks.

          1.2.2 The balance, in the total sum of 11,250,000 (eleven million and two hundred and fifth thousand) United States dollars, out of the
               Loan A capital, shall be repaid at the end of the tenth year after the date of providing Loan A, pro rata between the Banks
               (hereinafter: "THE FINAL PAYMENT OF LOAN A CAPITAL").

     1.3  EARLY REPAYMENT OF LOAN A

          The Companies shall make early repayment of the unpaid balance of Loan
          A, wholly or partially, in a distribution between the Banks according to the Determining Ratio, in such instances, on such conditions and on such dates as are specified below:

          1.3.1 RAISING FUTURE CAPITAL - in any event where any of the Companies raises capital, then the sum constituting fifty percent (50%) of the Net Consideration from the Capital Raising shall be used for the purpose of early repayment, according to the Determining
               Ratio, at the expense of the Final Payment of Loan A Capital.

               For this purpose:

               "CAPITAL RAISING" - the injection of capital into any of the
               Companies, of any kind and nature whatsoever and/or from any source whatsoever, including by way of an issuance of shares to the public and/or a private issuance of shares and/or receiving owners loans and/or allocation of rights and/or securities of any kind and nature whatsoever to any of the Companies and excluding capital raising with regard to which the Company published a prospectus on 26 February 2010, as described below in Section 5 and/or the allotment of shares in any of the Companies to the other Companies or any of them.

               "THE NET CONSIDERATION FROM THE CAPITAL RAISING" - the total of the cash consideration obtained within the framework of any capital raising, after deduction of the expenses the Company actually paid to third parties for the purpose of performing the capital raising, including the fees of the Company's attorneys, accountants and other advisors, payment to the Stock Exchange and the Securities Authority, underwriters' and distributors'
               commission, and all at the total and accumulative rate which shall not exceed 6% of the total consideration from the capital raising.

          1.3.2 THE SALE OF ASSETS - in any event where any of the Companies sells assets, other than during the normal course of business of such company, then the whole Net Consideration from the Sale of the Asset shall be used for the purpose of early repayment, according to the Determining Ratio, at the expense of the Final
               Payment of Loan A Capital. The provisions of this Section 1.3.2 above shall not apply in the event of a sale and/or transfer of the assets between the Companies themselves.

               For the avoidance of doubt it is clarified, that the Companies shall not perform a sale of assets of any kind and nature
               whatsoever, including among themselves, otherwise than during their normal course of business, without obtaining the consent of the Banks in advance and in writing.

               For this purpose, "THE NET CONSIDERATION FROM THE SALE OF THE
               ASSET" - the total consideration obtained within the framework of the sale of any asset, after the deduction of taxes in respect of the sale of the assets which by law are levied on any of the
               Companies as the case may be.

          1.3.3 INJECTION SURPLUS - in any event where the Injection Surplus sum according to the Financial Reports exceeds the Determining Ratio, then the sum constituting 50% (fifty percent) of the sum of the difference between the injection surplus and the Determining
               Ratio, shall be used for the purpose of early repayment,
               according to the Determining Ratio, at the expense of the Final
               Payment of Loan A Capital, as it stands from time to time.

               "INJECTION SURPLUS" - the sum of the EBITDA of the Companies
               according to the financial reports, in any calendar year, after deduction of: (a) the sum of the Companies' interest costs in respect of such calendar year; and (b) the sum of the investments which the Companies made within the framework of the activity and the ongoing maintenance in respect of such calendar year
               (hereinafter: "THE ONGOING INVESTMENTS"). The Companies shall not make any Ongoing Investments, including during their normal course of business, in an accumulative annual sum, for all the
               Companies, which exceeds the sum of 2,000,000 (two million)
               United States dollars.

               "EBITDA" - the operational profit, as at its value in the
               Company's financial reports plus depreciation and deductions and with the addition of non-injection expenses which arise from granting options to the Banks as specified in Section 8.5 below.
               With regard to the financial reports which are drawn up according to the IFRS standards the definition of EBITDA shall be varied and the sections in accordance with what is specified below shall not be taken into account:

               (a)  Profits/losses from the revaluation of real estate for investment.

               (b)  Profits/losses arising from the changes in the actuarial discounts which are used for the purpose of giving bonuses to employees.

               (c)  Capital profits/losses.

               (d)  Expenditure/income in respect of the revaluation of options where the realization addition in respect thereof is linked/
                    a convertible element of convertible debentures where their realization price is linked.

               "FINANCIAL REPORTS" - the Company's annual financial reports on a consolidated basis which are published by the Company, in
               accordance with the standard accounting rules in Israel, which include inter alia a balance sheet, profit and loss account, cash injection account, a report of the changes in equity and any other report or illustration which may be required according to the proper accounting rules and/or according to any of the authorized authorities.

               "THE DETERMINING SUM" - the sum of 8,000,000 (eight million)
               United States dollars.

2.   LOAN B

     Subject to the signature of documents in the standard form at any bank, the
     Banks shall provide the Companies with an additional loan, in accordance with the conditions specified below (hereinafter: "LOAN B").

     2.1  The capital of Loan B shall be in the total amount of 5,000,000 (five million) United States dollars and shall be divided among the Banks according to the Determining Ratio and between the Companies according to the agreements made between the Companies and each one of the
          Banks.

     2.2  Loan B shall carry annual interest at the rate to be agreed upon between the Companies and each one of the Banks. The interest on Loan
          B shall be paid by the Companies in twenty four (24) continuous quarterly installments with effect from the end of three (3) months from the date of providing Loan B.

     2.3  Loan B shall be given for a period of 72 months, with the Loan B capital being paid in 4 installments of 1,250,000 (one million and two hundred and fifty thousand) United States dollars, each, from the end of each one of the third, fourth, fifth and sixth years after the date of providing Loan B, pro rata between the Banks.

3.   Loan A and Loan B shall be used solely and exclusively for the payment of some of the Company's existing debts in each one of the Banks, in a distribution between the Banks according to the Determining Ratio.

4.   PROVIDING NEW CREDIT FRAMEWORKS (IN ADDITION TO LOANS A AND B)

     Subject to the signature of documents in the standard form at any bank, in place of the Company's existing credit frameworks (which shall be cancelled) the Banks shall make available to the Companies new credit frameworks (in addition to Loans A and B) for the purposes of the
     Companies' working capital, in an inclusive sum of 8,950,000 (eight million nine hundred and fifty thousand) United States dollars, in a distribution between the Banks according to the Determining Ratio (hereinafter: "THE NEW
     CREDIT FRAMEWORKS"), on the following conditions:

     4.1  The New Credit Frameworks shall be made available by the Banks to the
          Companies for a period not exceeding one year (from the date of signature of the agreement).

     4.2  All the conditions of payments of the repayment of credit in the New
          Credit Frameworks, including the rates and type of interest on the credit which is utilized in the New Credit Frameworks and the dates and method of payment of the interest in respect of the credit which is utilized in the New Credit Frameworks, shall be determined between the Companies and any of the Banks separately.

5.   INJECTION OF CAPITAL

     5.1  The Company has undertaken to perform a rights offering and/or private placement of shares, within the framework of which the sum of no less than 3,400,000 (three million and four hundred thousand) United States dollars (in addition to the existing equity) shall be invested in the
          Company's equity (after deduction of the expenses which the Company has actually paid to third parties for the purpose of performing the rights offering and/or private placement of shares at the total and accumulative rate which does not exceed 6% of the total consideration from the capital raising (hereinafter: "THE PERMITTED CAPITAL RAISING
          EXPENSES")), until 31 March 2010 (hereinafter: "THE FIRST CAPITAL
          INJECTION").

          For an outline of the combined capital raising of a rights offering to the public and an extraordinary private placement to Norfet Limited
          Partnership and/or anyone on its behalf (hereinafter: "NORFET"), which at the date of this report holds approximately 21.85% of the Company's issued share capital, see the Company's prospectus dated 26 February
          2010.

     5.2  Without derogating from the aforesaid in Section 5.1, if a net sum of less than 4,000,000 (four million) United States dollars after deduction of the Permitted Capital Raising Expenses is invested in the
          Company's equity in the First Capital Injection, then the Company undertakes to perform a rights offering and/or private placement of shares and/or an additional capital raising within the framework of which the amount of the investment will be increased to a sum of no less than 4,000,000 (four million) United States dollars after deduction of the Permitted Capital Raising Expenses before 31 July
          2010 (hereinafter: "THE SECOND CAPITAL INJECTION").

          The First Capital Injection and the Second Capital Injection shall hereinafter together be called: "THE CAPITAL INJECTIONS".

6.   MAKING ADDITIONAL CREDIT FRAMEWORKS AVAILABLE

     6.1  Subject to the performance of the Capital Injections, in full and on the due date, as aforesaid in Section 5, (namely: 4,000,000 (four million) United States dollars after deduction of the Permitted
          Capital Raising Expenses before 31 July 2010) the Banks shall make available to the Companies, at their request, according to the
          Determining Ratio, additional short term credit frameworks in a total amount of 1,800,000 (one million and eight hundred thousand) United
          States dollars (hereinafter: "THE ADDITIONAL CREDIT FRAMEWORKS"), on the conditions specified below:

          6.1.1 The Additional Credit Frameworks shall be made available to the
                Companies by the Banks for a period which shall not exceed one year from the date they are made available.

          6.1.2 All the conditions of the repayment of the credit in the
                Additional Credit Frameworks, including the rates and type of interest on the credit which is utilized in the Additional
                Credit Frameworks and the dates and method of payment of the interest in respect of the credit which is utilized in the
                Additional Credit Frameworks, shall be determined between the
                Companies and any of the Banks separately.

     6.2  If within the framework of the First Capital Injection the sum of not less than 3,400,000 (three million and four hundred thousand) United
          States dollars (after deduction of the Permitted Capital Raising
          Expenses) and not more than 4,000,000 (four million) United States dollars (after deduction of the Permitted Capital Raising Expenses) is invested in the Company's equity (hereinafter: "THE ACTUAL SUM OF THE
          FIRST CAPITAL INJECTION"), the Banks shall agree, at the request of the Companies, to provide the Companies with Additional Credit
          Frameworks in a sum which shall be equivalent to the Actual Sum of the
          First Capital Injection less 2,200,000 (two million and two hundred thousand) United States dollars, according to the Determining Ratio.

     6.3  In addition, without derogating from the foregoing in sections 6.1 and
          6.2 above, it has been agreed that, at the Companies' request, the
          Banks shall provide to the Companies part of the Additional Credit
          Lines in an amount of up to 1,200,000 (one million two hundred thousand) US dollars (hereinafter: the "PARTIAL NEW CREDIT LINES")
          even prior to the making of the First Capital Injection, subject to the signing by FIMI 2001 Ltd. and Mivtach Shamir Holdings Ltd.
          (hereinafter, collectively: the "GUARANTORS"), the interested parties in Norfet, of letters of continuing guarantee in favor of the Banks in a total amount of up to 1,200,000 (one million two hundred thousand)
          US dollars which is equal to the amount of the Partial New Credit
          Lines that shall be requested by the Companies (hereinafter: the
          "ACTUAL PARTIAL NEW CREDIT LINES"), to guarantee all of the debts and liabilities of the Companies to the Banks, divided between the Banks according to the Determining Ratio (hereinafter, collectively: the
          "LETTERS OF GUARANTEE").

     6.4  It is clarified that the failure to make the First Capital Injection, as stated in section 6.1 above, shall constitute a breach of the
          Companies' undertakings to the Banks and separate and independent grounds for the declaration of all the credit that was provided by any of the Banks to the Companies, including in accordance with the
          Agreement, to be immediately due and payable, even if the Letters of
          Guarantee were submitted to the Banks.

     6.5  In the event that the Guarantors shall provide the Letters of
          Guarantee to the Banks, and in the course of the First Capital
          Injection, an amount which shall be not less than 3,400,000 (three million four hundred thousand) US dollars (less the permitted capital raising costs) shall not be invested in the Company's equity, by such time as stated in section 6.1 above, then, without derogating from any of the Banks' rights, the Banks shall be entitled to demand from the
          Guarantors the amounts which the Guarantors undertook to guarantee to the companies in favor of the Banks pursuant to the Letters of
          Guarantee (hereinafter: the "GUARANTEE AMOUNTS").

     7.   SECURITIES

          To secure payment of all the credit specified in this report above, the Banks shall use all of the securities which have been created in the past and/or which shall be created in the future in favor of the
          Banks, which include, INTER ALIA, a first, fixed lien for an unlimited amount on the share capital and the goodwill of the companies, and a first, floating lien for an unlimited amount on the Companies' plants and the rest of their property.

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   8.     ADDITIONAL UNDERTAKINGS

          In addition to the securities and undertakings in the Agreement, the
          Companies have undertaken, INTER ALIA, the following:

          8.1  Not to purchase, not to provide financing for the purchase of, and also not to undertake to purchase or to provide financing for the purchase of shares of any of them, without the Banks' prior, written consent.

          8.2  Not to pass any resolutions on voluntary dissolution, a change of their corporate structure or the reorganization thereof, a merger with another company/ other companies, a merger with the business of another company/ other companies, a settlement or an
               arrangement as construed in section 350 of the Companies Law,
               5759 - 1999 (hereinafter: the "COMPANIES LAW") or any other law which shall come in addition to and/or replace same, without the
               Banks' prior, written consent.

          8.3  For such time as Loan A and Loan B have not been repaid in full to the Banks, not to pay in any manner or form to any of their shareholders or to any of the controlling shareholders thereof and/or to a relative of any of them and/or to corporations controlled by any of them and/or to any other third party which shall come in place of same or on their behalf, any amount out of or on account of the capital notes and/or out of or on account of the loans that were provided and/or shall be provided to the
               Companies by any of the aforementioned, or in connection
               therewith, including, but without derogating from the generality of the foregoing, payments of the principal, interest,
               commissions and expenses, all without the Banks' prior, written consent thereto. The provisions of this section 8.3 above shall not apply to the making of such payments between the Companies
               INTER SE.

          8.4  For such time as Loan A and Loan B have not been repaid in full to the Banks, not to pay and not to undertake to pay in any manner or form dividends to their shareholders or to the
               controlling shareholders thereof and/or to a relative of any of them and/or to companies or corporations in which any of their shareholders is an interested party and/or to any third party which shall come in place of any of the aforementioned or on their behalf, without the Banks' prior, written consent. The provisions of this section 8.4 above shall not apply to the making of such payments between the Companies INTER SE.

               "DIVIDENDS" - as defined in the Companies Law, as shall be amended from time to time, and/or interest and/or management fees and/or damages and/or indemnity (with the exception of damages and/or indemnity in respect of a claim) and/or consulting fees and/or amounts of cash and/or cash equivalents.

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          8.5  CAPITAL BENEFIT

               The Company has undertaken to allocate to the Banks (in
               accordance with the Determining Ratio), without consideration, not later than at the expiration of 30 days from the date of the signing of the Agreement, a total amount of 100,000
               non-negotiable and non-transferable warrants, that may be
               exercised into 100,000 shares having a par value of NIS 10 each of the Company, as against payment of an exercise price in an amount of 4.5 US dollars per share. The warrants may be exercised
               (in whole or in part) during a period of 48 months from the date of the signing of the Agreement. It shall be noted that except as aforesaid, all of the rest of the terms of the warrants have not yet been determined, and they are subject to the continuation of the negotiations between the parties in this matter. Immediately upon the formulation of all the rest of the terms of the
               warrants, the Company shall publish an immediate report in accordance with the provisions of the Securities Regulations
               (Private Placement of Securities at a Listed Company), 5760 -
               2000. The Company has undertaken to perform the allocation of the warrants, as aforesaid, after receipt of all the approvals as required by law, not later than April 15, 2010.

          8.6  FINANCIAL COVENANTS

               The Banks have granted their consent not to exercise their rights against the Company following its expected failure to comply with the financial covenants with which the Company undertook to comply in 2009, pursuant to Tefron's financial statements as of
               December 31, 2009, only.

               In addition, the Company has undertaken to comply, at all times, in 2010, with all of the financial covenants and undertakings, as set forth below:

               8.6.1 The Company's EBITDA, pursuant to the Company's
                     consolidated financial statements for 2010 shall be
                     positive; and also -

               8.6.2 The Company's shareholders' equity pursuant to its
                     consolidated financial statements (quarterly and annual)
                     shall be not less than 35,000,000 (thirty five million) US dollars; and also -

               8.6.3 The total amount of the cash balances, inventory and accounts receivable of the Company, pursuant to its
                     consolidated financial statements (quarterly and annual)
                     shall be not less than 33,000,000 (thirty three million) US dollars; and also -

                                       12

               8.6.4 The balances of the accounts receivable of the Company, pursuant to its consolidated financial statements
                     (quarterly and annual) shall be not less than 9,000,000
                     (nine million) US dollars.

               8.6.5 The CEO and the Chairman of the Board of Directors at any
                     of the Companies shall not earn a salary/ fee that exceeds the salary/ fee of the CEO or the Chairman of the Board of
                     Directors, as the case may be, at the relevant company, as it is on the date of the signing of the Agreement, plus
                     linkage differentials to the Consumer Price Index.

               By November 30, 2010, the Companies and the Banks shall reach agreement between them as to the additional financial covenants and undertakings, including with regard to the salary limitations of the officers of the Companies, with which the Companies are required to comply effective from January 1, 2011. Should the
               Companies and the Banks fail to reach such agreement by November
               30, 2010, the Companies shall be required to comply with the financial covenants with which the Companies undertook to comply prior to the date of the signing of the Agreement.

         SINCERELY YOURS,

         ERAN ROTEM, CFO

         TEFRON LTD.

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